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                               October 10, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0306
Attention:  Russell Mancuso

 Re:    Careside, Inc.
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        Registration Statement on Form S-3 (and Amendments Nos. 1 and 2 thereto)
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        File No. 333-62770
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Ladies and Gentlemen:

        In accordance with Rule 477 under the Securities Act of 1933, as amended, Careside, Inc. hereby withdraws the above-referenced Registration Statement and each of the amendments thereto. The Registration Statement and each of the amendments thereto is being withdrawn pursuant to comments made by the Staff concerning certain technical issues in the terms of Careside's Series C Convertible Preferred Stock. No securities were sold in connection with the offering to which the Registration Statement related.


                                          Very truly yours,

                                          /s/ W. Vickery Stoughton



                                          W. Vickery  Stoughton
                                          Chief Executive Officer